July 21, 2009
Via EDGAR
Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	MedQuist Inc. Preliminary Information Statement on Schedule 14C Filed July 10, 2009 SEC File No. 1-13326
Dear Ms. Mills-Apenteng:
     We are writing to respond to the comment letter dated July 21, 2009 from the staff of the Securities and Exchange Commission’s (“Commission”) Division of Corporation Finance (“Staff”) regarding our Preliminary Information Statement on Schedule 14C filed on July 10, 2009 (“Preliminary Information Statement”) and our letter to the Staff dated July 17, 2009 and filed with the Commission on July 20, 2009 (the “Initial Response Letter”) regarding our response to the comment letter from the Staff dated July 16, 2009 . To assist in your review, we have typed the text of the Staff’s comment in advance of our response below.
General
1.	We refer to comment 1 of our letter dated July 16, 2009 and reissue the comment. We note your statement that the written consent of CBay Inc. appended to your information statement is the entirety of the information received by you in connection with the removal of Messrs. Schwarz and O’Donoghue as directors. However, please clarify whether you are aware of the material facts and circumstances underlying the removal by CBay Inc. of Messrs. Schwarz and O’Donoghue as directors.

Response: As previously noted in the Initial Response Letter, we have disclosed in the Preliminary Information Statement all of the information received by us in connection with the action by our majority shareholder, CBay Inc., to remove two directors, Mark Schwarz and Brian O’Donoghue from our Board of Directors. In addition, other than as we have disclosed in the Preliminary Information Statement, we are not aware of the material facts and circumstances underlying the removal by CBay Inc. of Messrs. Schwarz and O’Donoghue.

2.	We note that you filed a Form 8-K on July 14, 2009 in answer to the disclosure required by Item 5.02 of the Form. Please tell us how you determined you are not required to provide the information required by Item 5.02(a)(1) of that Form in connection with the removal of Messrs. Schwarz and O’Donoghue as directors.

Response: As previously noted in our Initial Response Letter, CBay Inc. took the action to remove Messrs. Schwarz and O’Donoghue as directors by a written consent of majority shareholder dated July 8, 2009, as permitted under our certificate of incorporation, bylaws and New Jersey law. We were provided with a copy of such written consent on July 8, 2009. There was no indication in such written consent that Messrs. Schwarz and O’Donoghue were removed for cause as directors. Furthermore, we are not aware of any other information that would indicate that Messrs. Schwarz and O’Donoghue were removed for cause as directors. Accordingly, we filed a Form 8-K on July 14, 2009 and provided the information required by Item 5.02(b). We did not provide the information required by Item 5.02(a)(1) because we did not have any information that Messrs. Schwarz and O’Donoghue were removed for cause as directors.
     We respectfully request that the Staff provide us with clearance to file a Definitive Information Statement on Schedule 14C. We look forward to hearing from you. Should you have any question regarding our response, please do not hesitate to call or email the undersigned (856-206-4210; msullivan@medquist.com), or our outside counsel, Steven Abrams, of Pepper Hamilton LLP (215-981-4241, abramss@pepperlaw.com).

Sincerely,
/s/ Mark R. Sullivan
Mark R. Sullivan
General Counsel, Chief Compliance Officer and Secretary

cc:   Steven Abrams, Pepper Hamilton